14046757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

AB
3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~62446~~

8-67446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AccessAlpha Worldwide LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Davis Street
(No. and Street)

Evanston	IL	60201-5000
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R LeClercq 847-475-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Coleman Company, PLLC
(Name – *if individual, state last, first, middle name*)

7033 East Greenway Parkway	Scottsdale	Arizona	85254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

1

OATH OR AFFIRMATION

I, Robert R LeClercq, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AccessAlpha Worldwide LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

CEO, CFO

Title

Cynthia A. Conrad

Notary Public

OFFICIAL SEAL
CYNTHIA A CONRAD
Notary Public - State of Illinois
My Commission Expires Jun 20, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplemental Schedules for

ACCESSALPHA WORLDWIDE LLC

DECEMBER 31, 2013

CONTENTS

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

(480) 948.7600
fax (480) 948.7610

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Partners
AccessAlpha Worldwide LLC
Evanston, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of AccessAlpha Worldwide LLC., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements and supplementary schedules in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - continued

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AccessAlpha Worldwide LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedules as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedules as listed in the table of contents has been subjected to auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the supplemental schedules as listed in the table of contents is fairly stated in all material respects in relation to the financial statements as a whole.

The Coleman Company

The Coleman Company, PLLC
Coleman Accounting Company, LLC (Illinois)
Scottsdale, Arizona
February 25, 2014

ACCESSALPHA WORLDWIDE LLC

Statement of Financial Condition

December 31, 2013

ASSETS

CURRENT ASSETS		
Cash	$	27,049
Accounts receivable, less $174,000 reserve		459,332
Prepaid expenses		26,008
Total current assets		512,389
Furniture and equipment, at cost, less accumulated depreciation of $54,462		10,283
Leasehold improvements, at cost, less accumulated amortization of $48,563		19,005
Goodwill, at cost, less accumulated amortization of $1,083		4,043
Organization cost, at cost, less accumulated amortization of $2,632		2,503
Accounts receivable - long-term		1,108,335
Security deposits		13,035
TOTAL ASSETS	$	1,669,593

LIABILITIES AND PARTNERS' EQUITY

Liabilities:		
Deferred rent	$	10,904
Partners' Equity:		1,658,689
TOTAL LIABILITIES AND EQUITY	$	1,669,593

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC

Statement of Operations

For the Year Ended December 31, 2013

REVENUES	
Commissions	$ 17,361
Introductory fees	2,364,678
Project fees	80,000
Total revenue	2,462,039
EXPENSES	
Partner compensation	374,107
Travel, net of reimbursement	48,088
Occupancy	67,942
Insurance and bonds	28,889
Wages - office	79,000
Other expenses	70,779
Reserve for uncollectible account	174,000
Depreciation and amortization	16,536
	859,341
Net Income before Taxes	1,602,698
Provision for State Income Taxes	-
NET INCOME AFTER INCOME TAXES	$ 1,602,698

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC

Statement of Changes in Partners' Equity

For the Year Ended December 31, 2013

Balance - January 1, 2013	$ 95,991
Distributions	(40,000)
Net Income	1,602,698
Balance - December 31, 2013	$ 1,658,689

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC

Statement of Changes in Liabilities Subordinated to
Claims of General Creditors

For the Year Ended December 31, 2013

Balance - December 31, 2012	$ -
Activity	-
Balance - December 31, 2013	$ -

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC

Statement of Cash Flows

For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 1,602,698
Adjustment to reconcile net income to net cash provided/(required) by operating activities :		
Depreciation and amortization	16,536	
Reserve allowance	174,000	
(Increase) decrease in operating assets:		
Accounts receivable	(1,741,667)	
Prepaid expenses	(3,766)	
Other assets	(5,460)	
Increase/(Decrease) in operating liabilities:		
Deferred rent	10,904	
Accrued expenses	(7,421)	
Total adjustments		(1,556,874)
Net cash provided (used) by operating activities		45,824
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to partners		(40,000)
Reduction in note payable - furniture and equipment		(5,280)
Net cash provided (used) by financing activities		(45,280)
Net increase in cash		544
Cash and cash equivalents, beginning of year		26,505
Cash and cash equivalents, end of year		$ 27,049

SUPPLEMENTAL DISCLOSURE

1. During the year, the Company did not remit any income tax.
2. During the year, the Company remitted $172 interest expense.
3. The Company considers all investments having a maturity of less than 90 days to be "cash equivalents."

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 – ORGANIZATION and NATURE OF BUSINESS

AccessAlpha Worldwide LLC is a broker-dealer registered with the Securities and Exchange Commission and with the Financial Industry Regulatory Authority (FINRA). The Company was formed on July 20, 2006 as a Delaware limited liability company. The Company operates as a partnership.

The Company's revenue is derived from three major sources: Introductory Fees – compensation earned in exchange for making qualified introduction to prospective institutional investors; Project Fees – compensation earned pursuant to market research or development of marketing materials or presentation messages; and Commission Income – income generated as a result of selling securities.

The Company does not hold any securities or funds of its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all investment instruments purchased with a maturity or three months or less to be cash equivalents. The Company, in the normal course of business, maintains a checking account with a banking institution. Bank balances did not exceed Federal Deposit Insurance Corporation's insurance limits at December 31, 2013.

Securities

As a non-carrying, non-clearing dealer, the Company does not receive; hold customer funds or safe keep customer securities.

Revenue Recognition and Receivables

The Company records revenue when earned by the Company pursuant to the terms of agreements entered into with its customers. Some earned revenue such as Introductory Fees may be subject to certain uncontrolled future events and the Company maintains a reserve to reflect for the uncertainty.

Advertising

The Company does not advertise or incur any such expense during the year.

Fixed Assets

Fixed assets consist of furniture, equipment and leasehold improvements which are recorded at cost and depreciated over its useful lives using the straight-line method. The Company depreciates the furniture over a seven-year life; the equipment over a five-year life; and the leasehold improvements over an eight-year life. The Company assumes there is no salvage value for any of the assets.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Organization cost is recorded at cost and is amortized over a 15-year period.

Goodwill originated during 2007 when the Company purchased the interest of a partner. The cost of the goodwill had been amortized over a 15-year period through December 31, 2009. Pursuant to generally accepted accounting principles, each year, the Company reviews the recorded goodwill to determine whether the goodwill has been impaired and the carrying value will be adjusted.

Deferred Rent

On October 8, 2012, the Company re-negotiated its office lease which provided for three months abated rent (April 2013, May 2013, and June, 2013). The financial benefit of the abated rental cost is allocated over the thirty-nine month rental period (April 1, 2013 through June 30, 2016).

Income Taxes

The Company reports its income and expenses using the accrual method of accounting for book and financial reporting; while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's partners pursuant to their specific ownership percentage. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income, as defined by Illinois income tax law and the Company is responsible for the computed Illinois replacement tax, if any. Currently, Illinois does not allow for the carryback or carryforward of net operating losses.

The Company does not provide for a deferred income tax benefit or liability to account for the aforementioned reporting differences between book and tax since the deferral would be minor due to the applicability of only the 1.5 percent Illinois replacement tax.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740 *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Partner Compensation

The Company determines compensation to its partners based on an agreement among the partners.

Subsequent Events

Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are available to be issued. The Company has evaluated subsequent events through February 25, 2014, which is the date the financial statements were available for issue.

NOTE 3 – CONCENTRATION OF RISK

Concentration of Business Risk – due to the size of the Company, AccessAlpha Worldwide LLC concentrates its business to a small number of customers. The terms and length of rendered service and relationship largely depends on the operational projects of the customer. During 2013, approximately 91 percent of the Company's revenue was derived from two customers.

Concentration of Credit Risk – Due to the nature of the Company's business, and because the Company does not hold funds of customers or clear investment transactions of its customers, the Company believes it does not have any credit risk.

NOTE 4 – FAIR VALUE DISCLOSURE

The Company has adopted FASB ASC topic 820, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
Level 1 - Inputs – quoted prices in active markets for identical assets or liabilities at the reporting date.
Level 2 – Inputs – other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Note 4 – FAIR VALUE DISCLOSURE (continued)

Level 3 Inputs – unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimations.

At December 31, 2013, the Company's assets and liabilities fall into Level 1 and require no adjustments to arrive at fair value. The Company held no Level 2 or Level 3 assets or liabilities.

NOTE 5 – ACCOUNTS RECEIVABLE AND RESERVE

During 2013, the Company earned a $1,900,000 Introducing Fee from a customer payable over a period of 12 quarters. The balance of the receivable is $1,741,667 as of December 31, 2013 with $633,332 reported as a current asset and $1,108,335 as a long-term asset.

The collection of the entire Introducing Fee is contingent upon two qualified investors funding their committed amounts over a defined four-year period and the customer fulfilling its anticipated projects over the same period. Notwithstanding the Company believes the anticipated projects will be fully funded and completed, the Company acknowledges uncertainties may take place during the four-year time period which could result in the Company not collecting the entire earned Introducing Fee. Management estimates the likelihood of not collecting its Fee to be ten percent and has established a reserve for this possibility.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 (the "Act") uniform net capital rule, which requires the maintenance of minimum $5,000 net capital (as defined) and requires that the ratio of aggregated indebtedness to net capital not to exceed 15 to 1. At December 31, 2013, the Company had net capital of $27,049 of which $22,049 was in excess of its required net capital. At December 31, 2013, the Company's aggregate indebtedness to net capital ratio was .01 to 1.

The minimum capital requirements may effectively restrict the withdrawal of corporation equity.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Office Lease -
On October 8, 2012, the Company entered into an agreement to extend its office lease (was to expire on March 31, 2013) for 39 months commencing on April 1, 2013 and ending on June 30, 2016. The agreement calls for monthly base rent (increased each April first) in addition to a proportionate share of the increase in real estate tax and operating expenses over the base year 2013. The first three months base rent is to be abated. The Company has placed a $5,075 security deposit.

Note 7 – COMMITMENTS AND CONTINGENCIES (continued)

Approximate future annual minimum office lease payments are as follows:

2014	$57,488
2015	$63,350
2016	$29,662

Vehicle Lease -
On January 27, 2012, the Company entered into a lease agreement for 54 months commencing on February 1, 2013 and ending on July 31, 2016. The agreement calls for monthly base payments of $1,278 in addition to applicable sales tax. The Company has placed a $2,500 security deposit. At the end of the lease, the Company is required to return the vehicle to the lessor; the lease does not provide for a purchase option. The lease is treated as an operating lease and payments are expensed as paid.

Approximate future annual minimum auto lease payments are as follows:

2014	$15,336
2015	$15,336
2016	$ 8,946

NOTE 8 – PROPERTY, EQUIPMENT, GOODWILL, AND ORGANIZATION COST

The Company capitalizes the cost of office furniture, office equipment and leasehold improvements. The assets are depreciated over their useful lives using the straight-line method (office furniture – 7 years; office equipment – 5 years; and leasehold improvements – 8 years). The Company believes the assets will have no salvage value at the end of the useful life.

Goodwill originated during 2007 when the Company purchased the interest of a partner. Prior to 2010, the cost was amortized over a 15-year period. Subsequent to 2009, the Company reviews the carrying value of the goodwill to determine any impairment.

Organization cost is amortized over a 15-year period, using the straight-line method.

The following states the cost, accumulated depreciation and current depreciation expense of the property, equipment, goodwill, and organization cost as of December 31, 2013:

Note 8 – PROPERTY, EQUIPMENT, GOODWILL, AND ORGANIZATION COST COMMITMENTS AND CONTINGENCIES (continued)

	Cost	Accum. At 12/31/12	Deprec/Amort 2012	Accum. At 12/31/12
Leaseholds	$ 67,568	$ 40,119	$ 8,444	$ 48,563
Furniture & Equipment	64,745	46,714	7,748	54.462
Goodwill	5,126	1,083	-	1,083
Organization Cost	5,135	2,288	344	2,632

NOTE 9 – INCOME TAXES

The Company reports its income and expenses using the accrual method of accounting for book and financial reporting; while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's partners pursuant to their specific ownership percentage. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income, as defined by Illinois income tax law and the Company is responsible for the computed Illinois replacement tax, if any. Currently, Illinois does not allow for the carryback or carryforward of net operating losses.

The Company does not provide for a deferred income tax benefit or liability to account for the aforementioned reporting differences between book and tax since the deferral would be minor due to the applicability of only the 1.5 percent Illinois replacement tax.

It is the Company's policy not to accrue for the Illinois Replacement Tax in the current year but to expense the applicable amount when paid. In the past, the Company did not incur an Illinois Replacement Tax. The Company does not anticipate a tax liability for 2013.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company provides the use of a Company vehicle to one of the partners.

The Company remits compensation to its partners during the year.

SUPPLEMENTAL INFORMATION

ACCESSALPHA WORLDWIDE LLC

Reconciliation of Certified Net Capital to
Filed FOCUS REPORT
As of December 31, 2013

	Audit Statement	Filed FOCUS Report	Difference
Cash	$ 27,049	$ 27,049	$ -
Accounts receivable	459,332	0	459,332
Prepaid expenses	26,008	0	26,008
Property, furniture, equipment - net	35,834	29,288	6,546
Accounts receivable - long-term	1,108,335	0	1,108,335
Other assets	13,035	22,481	(9,446)
	1,669,593	78,818	1,590,775
Deferred rent	10,904	0	10,904
	10,904	0	10,904
Partnership Equity	1,658,689	78,818	1,579,871
	1,669,593	78,818	1,590,775
Total partners' equity	1,658,689	78,818	1,579,871
Add: deferred rent related to nonallowable assets	10,904	0	10,904
Less: nonallowable assets	(1,642,544)	(51,769)	(1,590,775)
NET CAPITAL	27,049	27,049	0

ACCESSALPHA WORLDWIDE LLC

Computation of Net Capital Under Rule 15c3-1
As of December 31, 2013

NET CAPITAL		
Total partners' equity		$ 1,658,689
Additions		
Liabilities subordinated to claims of general creditors		0
Deferred rent related to nonallowable assets		10,904
Deductions		
Nonallowable assets		
Accounts receivable, net	1,567,667	
Prepaid expenses	26,008	
Property, furniture, equip, net	35,834	
Other assets	13,035	(1,642,544)
Net Capital		$ 27,049
AGGREGATED INDEBTEDNESS		
Total liabilities		$ 10,904
Less nonaggregate indebtedness liabilities		(10,904)
Aggregate Indebtedness		$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of total agggregate indebtedness or $5,000, whichever is greater)		$ 5,000
EXCESS NET CAPITAL		$ 22,049
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.00%
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.0 TO 1

ACCESSALPHA WORLDWIDE LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company does not hold customer funds or safekeep customer securities.

ACCESSALPHA WORLDWIDE LLC

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii) in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company does not hold hold customer funds or safekeep customer securities

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

480.948.7600
Fax 480.948.7610
www.colemancompanyaccounting.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL

To the Partners of
AccessAlpha Worldwide LLC

In planning and performing our audit of the financial statements of AccessAlpha Worldwide LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in

internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's partners, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

The Coleman Company

The Coleman Company, PLLC
Coleman Accounting Company, LLC (Illinois)
Scottsdale, Arizona
February 25, 2014

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

480.948.7600
Fax 480.948.7610
www.colemancompanyaccounting.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Partners of
AccessAlpha Worldwide LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2013 to December 31, 2013, which were agreed to by AccessAlpha Worldwide LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $10 were not considered a difference requiring reporting.

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.
2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the period from January 1, 2013 to December 31, 2013, noting no differences.
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.
5. We compared the amount of any overpayment applied to the current (and future) assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

The Coleman Company

The Coleman Company, PLLC
Coleman Accounting Company, LLC (Illinois)
Scottsdale, Arizona
February 25, 2014

ACCESSALPHA WORLDWIDE LLC

SCHEDULE OF ASSESSMENT PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE PERIOD FROM JANUARY 1, 2013 TO DECEMBER 31, 2013

Date Paid	Amount Paid
August 14, 2013	$ 1,177
May 7, 2013	1,924 *

* applicable to 2012 SIPC